Supplement dated March 1, 2004
       to Choice, Select, Plus, Freedom, Asset I and Asset II Prospectuses
                                dated May 1, 2003

   Flexible Payment Deferred Combination Fixed and Variable Annuity Contracts

                                    issued by

                     The Sage Variable Annuity Account A and
                      Sage Life Assurance of America, Inc.


This Supplement should be attached to your Choice, Select, Plus, Freedom, Asset I, or Asset II prospectus for the flexible payment deferred combination fixed and variable annuity contract.


Changes to Fixed Account.

As disclosed in the Supplement dated August 15, 2003, we are offering a new Fixed Account option that includes a "floor" on the Market Value Adjustment feature for new fixed sub-accounts created on or after March 1, 2004. In order to do so, it is necessary that we issue an Endorsement changing the terms of your annuity contract or certificate. (For convenience sake, in this supplement we will use the term "contract" to apply to both contracts and certificates.) The Endorsement changes your contract as of March 1, 2004. You should keep the Endorsement with your contract.

The purpose of this Endorsement is to enhance the Market Value Adjustment formula of your annuity contract by limiting (i.e., putting a "floor" on) any negative Market Value Adjustment for any fixed sub-accounts you might elect on or after March 1, 2004. For most annuity contracts, the "floor" ensures that, regardless of any changes in interest rates, if you terminate your investment in a fixed sub-account before its Expiration Date, the return on your investment (before contract charges) will not be less than the contract's guaranteed minimum interest rate of 3% per annum for the period of time your investment has been invested in the fixed sub-account. Other annuity contracts do not have a fixed guaranteed minimum interest rate of 3%; instead, the guaranteed minimum interest rate is determined by a formula. The Endorsement for this type of contract not only revises the Market Value Adjustment formula to provide a floor of 3%, but it also revises the "Guaranteed Interest Rates" subsection of the contract to provide that the minimum guaranteed interest rate will now be the GREATER of the formula or 3%.

Fixed sub-accounts created before March 1, 2004 are not affected and therefore will be subject to Market Value Adjustments according to the terms of the contract before the Endorsement.

The specific terms of this change to your annuity contract are set forth in the Endorsement.

Effective March 1, 2004, the 10-year Guarantee Period described in the August 15, 2003 supplement will no longer be available. We are making available a new 10-year Guarantee Period for all new allocations on or after this date to the fixed account. We may offer different Guarantee Periods and may discontinue offering certain Guarantee Periods in the future. Contact our Customer Service Center at the number or address below for the Guarantee Periods being offered and the corresponding Guaranteed Interest Rates.

Please contact our Customer Service Center for more information.



                      Sage Life Assurance of America, Inc.
                             Customer Service Center
                                 P.O. Box 290680
                           Wethersfield, CT 06129-0680
                                 (877) 835-7243